No Act
12/28/10
PE



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


FEB 25 2011


11006003

February 25, 2011

Linda S. Peterson
Associate General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-25-2011

Re: Occidental Petroleum Corporation
Incoming letter dated December 28, 2010

Dear Ms. Peterson:

This is in response to your letters dated December 28, 2010 and January 24, 2011 concerning the shareholder proposal submitted to Occidental by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 13, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County and Municipal Employees, AFL-CIO
1625 L Street, N.W.
Washington, DC 20036-5687

February 25, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 28, 2010

The proposal requests that Occidental provide a report on lobbying contributions and expenditures that contains information specified in the proposal.

There appears to be some basis for your view that Occidental may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Occidental's 2011 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Occidental omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

 OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

January 24, 2011

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D. C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal
AFSCME Employees Pension Plan

Ladies and Gentlemen:

The American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted a letter on January 13, 2011 (the "AFSCME Letter") arguing that the stockholder proposal (the "Propsal") submitted by the Plan did not substantially duplicate another stockholder proposal submitted by Green Century Capital Management (the "Green Century Proposal") for consideration at the 2011 Annual Meeting of Occidental Petroleum Corporation ("Occidental").

Occidental believes that a reading of both letters makes it clear that the Green Century Fund requests a much broader set of "political" disclosures which would include the narrow request of "lobbying expenses" sought by the Plan. Lobbying expenses are small a subset of political-related contributions and expenditures which corporations make. It is disingenuous to argue that lobbying expenditures are not political spending. The Plan itself defines lobbying as "an effort to influence legislation or regulation." Occidental does believe that attempting to influence legislation or regulation is a fundamentally political act, and that lobbying expenditures are, therefore, political expenditures.

The Plan attempts to draw a distinction between lobbying and political activity that Occidental believes will not be discernible to the average stockholder and will only confuse them as to what action needs to be taken by the company. The Plan argues that the Green Century Proposal seeks disclosure only of "money spent electing or opposing candidates." Although the Green Century Proposal lists campaign expenditures as examples of political spending, nothing in the language of the Green Century Proposal suggests that those expenditures are the only political expenditures.

To the contrary, the Green Century Proposal calls for a "comprehensive review of Occidental's political expenditures" and then states "[i]tems for review **include:**" (emphasis added) and further provides a bullet point list. Although the list enumerates some of the specific campaign-related items for review, the use of the word "include" makes it clear that the list is **not** a complete itemization of the expenditures and processes to be reviewed. The Green Century Proposal never defines "political spending" in the narrow way argued by the Plan.

Moreover, the Green Century Proposal references payments to trade associations, social welfare organizations and political organizations. Each of these types of organizations is typically authorized to, and in fact do, make both lobbying and election expenditures. In such cases, the lobbying expenditures are reported back to the member companies so they may ensure that the lobbying portion of the dues is not tax deductable as an ordinary business expense. We believe it is obvious that Green Century expects the Company's review of these expenditures to include lobbying expenditures as a part of its political spending.

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to the Plan. A copy of that letter is attached as Exhibit A.

Occidental plans to begin mailing its proxy materials on or about March 22, 2011. Accordingly, we would appreciate receiving your response no later than March 15, 2011, to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,



Linda S. Peterson

Enclosures

cc: Charles Jurgonis, AFSCME Employees Pension Plan

EXHIBIT "A"



OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE 310-208-8800
FACSIMILE 310-443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

January 24, 2011

VIA FEDERAL EXPRESS

Charles Jurgonis
AFSCME Employee Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036-5687

Re: Stockholder Proposal for 2011 Annual Meeting

Dear Mr. Jurgonis:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is attaching its letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosure


AFSCME
We Make America Happen

Committee
Gerald W. McEntee
Lee A. Saunders
Edward J. Keller
Kathy J. Sackman
Marianne Steger

EMPLOYEES PENSION PLAN

January 13, 2011

VIA EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Occidental Petroleum Corporation for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to Occidental Petroleum Corporation ("Occidental") a stockholder proposal (the "Proposal") asking Occidental to provide an annual report disclosing its policies and procedures related to direct and grassroots lobbying as well as certain information regarding payments used for lobbying purposes.

In a letter dated December 28, 2010, Occidental stated that it intends to omit the Proposal from its proxy materials being prepared for the 2011 annual meeting of stockholders. Occidental argues that it may exclude the Proposal in reliance on Rule 14a-8(i)(11), as substantially duplicative of an earlier-received proposal. Because the earlier-received proposal deals only with political contributions while the Proposal exclusively addresses lobbying, Occidental has not met its burden of establishing its entitlement to rely on this exclusion. Accordingly, the Plan respectfully requests that Occidental's request for relief be denied.

The Green Century Capital Management Proposal Addresses Political Contributions and Expenditures, While the Plan's Proposal Deals Exclusively With Lobbying

Rule 14a-8(i)(11) allows a company to exclude a proposal that substantially duplicates another previously-submitted proposal that will appear on the company's proxy statement. Occidental contends that the Proposal substantially duplicates a proposal submitted by Green Century Capital Management ("the Green Century

American Federation of State, County and Municipal Employees, AFL-CIO
TEL (202) 775-8142 FAX (202) 785-4606 1625 L Street, N.W., Washington, D.C. 20036-5687

Proposal"), which was received by Occidental before the Proposal and will appear in Occidental's proxy materials.

Occidental claims that "[b]oth proposals deal with political spending." Occidental's argument rests on the notion that lobbying falls within scope of political spending. Occidental states, "[a]lthough the Green Century Proposal is more comprehensive than the Proposal, its proposed review and disclosure would clearly encompass the review requested by the Proposal."

The language of the proposals does not support that claim, however. The scope of each proposal is quite clear: the Green Century Proposal seeks disclosure of political contributions and expenditures—in other words, money spent electing or opposing candidates. The Proposal, by contrast, focuses exclusively on lobbying activities; lobbying is an effort to influence legislation or regulation, not to elect a particular person to office. There is no overlap at all between the subject matters of the proposals.

The proposals' supporting statements also make the distinction between political contributions and lobbying clear. The supporting statement in the Green Century Proposal notes Occidental's "significant involvement in political campaigns," specifically listing Occidental's support for a ballot initiative in California. The supporting statement also specifically mentions "controversial election contests," "political spending disclosure resolutions" and "political spending on initiatives and potentially for candidates." Lobbying activities are not described there or anywhere else in the supporting statement.

Similarly, the supporting statement of the Proposal focuses exclusively on lobbying. The first paragraph of the supporting statement asserts: "As long-term Occidental stockholders, we support transparency and accountability in corporate spending to influence legislation. These activities include direct and indirect spending to influence legislation as well as grassroots lobbying communications to influence legislation." The remainder of the supporting statement discusses Occidental's lobbying expenditures and gaps in lobbying disclosure. Expenditures used to support or oppose candidates, or to support political parties or other similar organizations, are not mentioned.

In sum, the Proposal is not excludable as substantially duplicative of the Green Century Proposal. The Proposal focuses exclusively on lobbying, while the Green Century Proposal deals only with political contributions and expenditures. Stockholders asked to vote on both proposals will not be confused regarding their scope. Accordingly, the Plan respectfully requests that Occidental's request for no-action relief be denied.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Linda S. Peterson
Associate General Counsel
Fax # 310 433-6737



Occidental Petroleum Corporation

10889 Wilshire Boulevard Los Angeles, California 90024
Phone 310.433.6189 • Fax 310.433.6737
linda_peterson@oxy.com

Linda S. Peterson
Associate General Counsel

December 28, 2010

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D. C. 20549

Re: **Occidental Petroleum Corporation**
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from the AFSCME Employees Pension Plan, attached hereto as Exhibit A (the "Proposal"), may be omitted from the proxy materials for the Company's 2011 Annual Meeting of Stockholders (the "Annual Meeting"). The Proposal requests that Occidental to provide a report, updated annually, disclosing information about Occidental's policies and procedures for lobbying contributions and expenditures, and payments used for lobbying communications.

Occidental believes the Proposal may be properly omitted from its proxy materials under Rule 14a-8(i)(11) because the Proposal substantially duplicates another proposal previously submitted by another proponent that will be included in the Company's proxy materials for the Annual Meeting.

Rule 14a-8(i)(11)

Under Rule 14a-8(i)(11), a company may omit a proposal from its proxy statement when the proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting. See *Exxon Mobil Corporation* (January 22, 2010).

The Proposal was received by Occidental on November 19, 2010. It requests that Occidental provide a report, updated annually, disclosing Occidental's policies and procedures for lobbying contributions and expenditures, and payments used for lobbying communications.

On September 3, 2010, Occidental received a similar proposal from Green Century Capital Management, attached hereto as Exhibit B (the "Green Century Proposal"). The Green Century

Proposal requests that the independent members of Occidental's board prepare a review of Occidental's political expenditures and spending processes and present a report for investors by September, 2011.

Both proposals deal with political spending – the Green Century Proposal cites as its items for review expenditures supporting or opposing candidates, payments to trade associations, social welfare organizations, and political organizations, and expenditures for issue ads and ballot initiatives.

The Proposal seeks to disclose expenditures that relate to communications that refer to specific legislation, reflect a view on that legislation, and encourage actions with respect to the legislation. Although the Green Century Proposal is more comprehensive than the Proposal, its proposed review and disclosure would clearly encompass the review requested by the Proposal.

The Company believes that the proposals are similar enough that it would confuse stockholders to present both proposals at the same annual meeting. As the Green Century Proposal was received first, the Company believes that the Proposal may properly be omitted pursuant to Rule 14a-8(i)(11) because, as discussed above, the Proposal is substantially similar to the Green Century Proposal.

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to the AFSCME Employees Pension Plan with a letter from the Company notifying them of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is attached as Exhibit C.

Occidental plans to begin mailing its proxy materials on or about March 22, 2011. Accordingly, we would appreciate receiving your response no later than March 15, 2011, to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,



Linda S. Peterson

Enclosures

cc: Charles Jurgonis, AFSCME Employees Pension Plan


AFSCME
We Make America Happen

Committee
Gerald W. McEntee
Lee A. Saunders
Edward J. Keller
Kathy J. Sackman
Marianne Steger

EMPLOYEES PENSION PLAN

November 18, 2010

VIA OVERNIGHT MAIL and FAX (310) 443-6977
Occidental Petroleum
10889 Wilshire Boulevard
Los Angeles, California 90024
Attention: Donald P. de Brier, Executive Vice President, General Counsel and Corporate Secretary

Dear Mr. de Brier:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2010 proxy statement of Occidental Petroleum (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 14,486 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 429-1007.

Sincerely,



Charles Jurgonis
Plan Secretary

Enclosure

Received
NOV 1 2010
Donald P. de Brier

Resolved, that the stockholders of Occidental Petroleum ("Occidental" or the "Company") hereby request that Occidental provide a report, updated annually, disclosing Occidental's:

1. Policies and procedures for lobbying contributions and expenditures (both direct and indirect) made with corporate funds and payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including internal guidelines or policies, if any, for engaging in direct and grassroots lobbying communications.

2. Payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications, including the amount of the payment and the recipient.

3. The report shall also include the following for each payment, as relevant:

   a. Identification of the person or persons in the Company who participated in making the decision to make the direct lobbying contribution or expenditure; and
   b. Identification of the person or persons in the Company who participated in making the decision to make the payment for grassroots lobbying expenditures.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board of Directors (the "Board") or other relevant oversight committee of the Board and posted on Occidental's website to reduce costs to stockholders.

Supporting Statement

As long-term Occidental stockholders, we support transparency and accountability in corporate spending to influence legislation. These activities include direct and indirect spending to influence legislation as well as grassroots lobbying communications to influence legislation.

We believe that disclosure is consistent with public policy and is in the best interest of Occidental and its stockholders. Absent a system of accountability, Occidental assets can be used for policy objectives that may be inimical to Occidental's long-term interests and may pose risks to Occidental and its stockholders.

Occidental spent about $5.3 million in 2008 and 2009 on direct federal lobbying activities, according to the Company's disclosure reports. [*U.S. Senate Office of Public Records*] This figure may not include grassroots lobbying, which may indirectly influence legislation by mobilizing the public to support or oppose it.

Publicly available data does not provide a complete picture of Occidental's lobbying expenditures. Not all states require disclosure of lobbying expenditures made to influence state legislation or regulation, and some states that do require disclosure do not provide online access to the data disclosed. Occidental's Board and its stockholders need complete disclosure to be able to evaluate the use of corporate assets for direct and grassroots lobbying and the risks the spending poses.

We urge you to vote FOR this proposal.

EXHIBIT B



GREEN CENTURY FUNDS

FAX COVER SHEET

TO: CORPORATE SECRETARY

ORGANIZATION: OCCIDENTAL PETROLEUM CORP.

FAX: #: (310) 443-6977

FROM: KRISTINA CURTIS

TEL.#: 617-482-0800

FAX #: 617-422-0881

PAGE #1 OF 4 TOTAL PAGES

Letter and shareholder proposal enclosed.

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com


PRINTED ON RECYCLED PAPER
WITH SOY-BASED INK



GREEN
CENTURY
FUNDS

September 30, 2010

Corporate Secretary
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024
Via fax: (310) 443-6977

Dear Secretary:

Green Century Capital Management is filing the enclosed shareholder resolution, for inclusion in Occidental Petroleum's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

Recent news coverage has raised investor interest about the level of political spending, direct and indirect, engaged in by corporations. Many are involved directly through political contributions they make with corporate funds (popularly known as soft money) and indirectly through payments they make to trade associations and other tax exempt organizations that are used for political purposes. Current law does not require companies to disclose their direct or indirect political expenditures. We also have been greatly troubled by press accounts of Washington lobbying and political activities and the threat negative media attention can pose to shareholder value. We are particularly concerned about how these kinds of activities may impact policies that address climate change, such as Occidental's involvement in the Proposition 23 initiative in California, given that we are an environmentally-focused investment advisory firm.

Studies released and a survey commissioned by the Center for Political Accountability, a non-profit, nonpartisan organization, highlight the legal and reputational risks that company-funded political activity creates for shareholder value. The risks include:

- Illegal soft money contributions that could lead to costly legal action;
- Direct and indirect company political spending used for unintended purposes that can cause public relations repercussions;
- Company political contributions or payments made to trade associations and other tax-exempt organizations being used to advocate for positions that conflict with the companies' publicly stated policies and guidelines, potentially damaging a company's reputation.

In response to these risks, a growing number of institutional investors have been urging companies to adopt political disclosure and accountability. These actions seek information to assess the level and types of such contributions and payments to trade associations and other tax-exempt organizations

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com


PRINTED ON RECYCLED PAPER
WITH SOY-BASED INK

used for political purposes and to help them evaluate the risks that political spending poses to companies.

We write to urge Occidental to adopt greater political disclosure and accountability. Doing so would be demonstrative of good corporate governance, is relatively straightforward to put into practice, and would show management's commitment to protecting the company's reputation and shareholder value. To date, 76 companies, including half of the S&P100, have agreed to adopt political disclosure and accountability of corporate political spending.

Specifically, we are writing to urge you to conduct a comprehensive review of Occidental's political expenditure policies and practices, including a review of the company's corporate political spending, which includes donations at the state and local level, to 527 groups (popularly known as soft money) and company payments to trade associations and other tax exempt organizations that are used for political purposes. Additional items for review are listed in the shareholder resolution. We request a report to investors on the results of the review.

The Center for Political Accountability developed a model code of conduct for corporate political spending by researching policies at leading companies. The code may be a helpful reference and is available at www.politicalaccountability.net.

Green Century Capital Management is the beneficial owner of at least $2,000 worth of Occidental stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership will follow this letter. We ask that the proxy statement indicate that Green Century Capital Management is the lead filer of the resolution.

As an investor we hope that Occidental will join other leading companies, such as Pfizer, Aetna, American Electric Power, Hewlett Packard and eBay, that have agreed to require board-level oversight of political spending and to disclose their soft money contributions and trade association spending in reports for investors.

We encourage you to contact us if you would like to begin a dialogue on steps the company may take to enhance its political transparency and accountability. If you have any questions, please contact Larisa Ruoff, Director of Shareholder Advocacy for Green Century Capital Management at (617) 482-0800 or at Lruoff@greencentury.com.

Sincerely,



Kristina Curtis
Senior Vice President
Green Century Capital Management

REVIEW POLITICAL CONTRIBUTIONS POLICY AT OCCIDENTAL PETROLEUM

Whereas: The issue of "political spending" by companies is increasingly controversial, heightened by the *Citizens United* Supreme Court decision which allows companies to make independent expenditures for or in opposition to candidates.

Using shareholder money to support a controversial ballot initiative in California has added to the controversy.

In Occidental's case, the company's significant involvement in political campaigns includes support for Proposition 23 in California. Occidental contributed at least $300,000 promoting Proposition 23, which would suspend a law requiring companies to cap their emissions and cut carbon in gasoline to protect the environment until state unemployment falls to and remains at 5.5% or lower for 4 consecutive quarters.

This requirement would have the effect of killing the law, as this happened only 3 times over the last 40 years. The debate about Proposition 23 has split the business community and many oil majors remain neutral.

Some believe the attempt to roll back this law, which sets an economy-wide cap on greenhouse gases, will harm employment and investment in clean technologies, a growth area for California. It would also cause California to lose investment and jobs to countries like China or Germany that have strong commitments to clean energy policy.

Some investors are profoundly concerned that shareholder funds are being used in confrontational and controversial political initiatives of this sort. Furthermore, they are concerned management may use the open door of the *Citizens United* decision to intervene in controversial election contests that could harm the Occidental brand. In the past 5 years, investors increasingly voted for political spending disclosure resolutions, as demonstrated by the average 30% vote for such proposals in 2010. Disclosure and oversight of political spending, both directly and indirectly, is considered good governance.

Since Occidental management is using shareholder monies for political spending on initiatives and potentially for candidates, we believe it prudent to undertake a comprehensive review of the implications of such expenditures on our company's reputation and business competitiveness.

In the aftermath of *Citizens United*, we believe the Board should review Occidental's policies and practices regarding political spending and report results to shareowners.

Resolved: The shareholders request that the independent members of the Board of Directors institute a comprehensive review of Occidental's political expenditures and spending processes and present a summary report for investors by September 2011. Items for review include:

- The process used for determining the approval of expenditures supporting or opposing candidates and an assessment of the impact such expenditures may have on the company's reputation, sales and profitability;
- Direct or indirect expenditures, including payments made to trade associations such as the U.S. Chamber of Commerce, social welfare organizations and political organizations, supporting or opposing candidates or for issue ads aimed at affecting political races;
- Expenditures for state-level ballot initiatives, including an analysis of the impact on the company and the environment of any such initiative;
- Oversight processes by management and the Board for all political spending.

EXHIBIT C

 Occidental Petroleum Corporation

Linda S. Peterson
Associate General Counsel

10889 Wilshire Boulevard Los Angeles, California 90024
Phone 310.433.6189 • Fax 310.433.6737
linda_peterson@oxy.com

December 28, 2010

VIA EXPRESS MAIL

Charles Jurgonis
AFSCME Employee Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036-5687

Re: Stockholder Proposal for 2011 Annual Meeting

Dear Mr. Jurgonis:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal AFSCME Employee Pension Plan submitted from management's proxy materials with respect to the 2011 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Enclosure